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                                                                   Exhibit 12

                  METROPOLITAN EDISON COMPANY AND SUBSIDIARY COMPANY
         STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
     AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                         BASED ON SEC REGULATION S-K, ITEM 503
                                    (IN THOUSANDS)
                                       UNAUDITED
                                                          Six Months Ended
                                                     June 30,          June 30,
                                                       1995              1994
 OPERATING REVENUES                                  $396 091          $409 833

 OPERATING EXPENSES (excluding
   taxes based on income)                             318 904           349 212
   Interest portion of rentals (A)                      2 547             2 534
     Net expense                                      316 357           346 678

 OTHER INCOME:
   Allowance for funds used
     during construction                                1 601             1 232
   Other income, net                                   (4 112)          (98 875)
     Total other income                                (2 511)          (97 643)

 EARNINGS AVAILABLE FOR FIXED CHARGES                $ 77 223          $(34 488)

 FIXED CHARGES:
   Interest on funded indebtedness                   $ 22 534          $ 21 411
   Other interest (B)                                   7 073             9 773
   Interest portion of rentals (A)                      2 547             2 534
     Total fixed charges                             $ 32 154          $ 33 718

 RATIO OF EARNINGS TO FIXED CHARGES                      2.40             (1.02)(D)

 Preferred stock dividend requirement                $    472          $  1 816
 Ratio of income before provision for
   income taxes to net income (C)                       155.4%            182.8%
 Preferred stock dividend requirement
   on a pre-tax basis                                     733             3 319
 Fixed Charges, as above                               32 154            33 718
     Total fixed charges and preferred
     stock dividends                                 $ 32 887          $ 37 037

 RATIO OF EARNINGS TO COMBINED FIXED
 CHARGES AND PREFERRED STOCK DIVIDENDS                   2.35             (.93)(D)

 NOTES:
 (A) The Company included the equivalent of the interest portion of all rentals charged to income as fixed charges for this statement and excluded such components from Operating Expenses.
 (B) Includes dividends on company-obligated mandatorily redeemable preferred securities of $4,500 for 1995.
 (C) Represents income before provision of income taxes of $45,069 and $(68,206) for 1995 and 1994, respectively, divided by income of $29,001 and $(37,307).
 (D) Pre-tax earnings for the six-months ended June 30, 1994 were inadequate to cover both fixed charges and combined fixed charges and preferred stock dividends. The deficiency in pre-tax earnings for the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends is $68,206 and $71,525, respectively, which represents additional pre-tax earnings needed to reach a one-to-one ratio.

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